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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46844 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04-01-09 (MM/DD/YY) AND ENDING 03-31-10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PURSHE KAPLAN STERLING INVESTMENTS

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 CORPORATE WOODS BLVD.
(No. and Street)

ALBANY (City) NEW YORK (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J PETER PURCELL 518-436-3536
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SLOCUM DEANGELUS & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

974 ALBANY SHAKER RD. (Address) LATHAM (City) NY (State) 12210 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, J PETER PURCELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PURSHE KAPLAN STERLING INVESTMENTS, as of MARCH 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires Nov. 4, 20 11



Signature

CEO
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PURSHE KAPLAN STERLING INVESTMENTS, INC.

## FINANCIAL STATEMENTS

## MARCH 31, 2010 AND 2009

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

# SLOCUM DEANGELUS & ASSOCIATES PC

CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451


## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying balance sheets of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity, cash flows and supplementary income statement schedules for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc. as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Slocum DeAngelus & Associates, P.C.*

**Slocum DeAngelus & Associates, P.C.**

May 5, 2010
Albany, New York

# PURSHE KAPLAN STERLING INVESTMENTS, INC.
## BALANCE SHEETS
## MARCH 31, 2010 AND 2009

### ASSETS

| | 2010 | 2009 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 1,074,925 | $ 503,785 |
| Receivables - | | |
| Clearing broker | 194,590 | 108,250 |
| Accrued commissions | 1,551,159 | 1,262,598 |
| Prepaid expenses | 12,431 | 31,634 |
| Total current assets | 2,873,595 | 1,957,528 |
| FURNITURE AND EQUIPMENT, net of accumulated depreciation of $ 109,516 and $ 74,734 in 2010 and 2009, respectively | 124,907 | 105,326 |
| OTHER ASSETS | | |
| Cash deposited with clearing broker | 175,000 | 175,000 |
| Security deposits | 16,882 | 16,882 |
| Total other assets | 191,882 | 191,882 |
| TOTAL ASSETS | $ 3,190,384 | $ 2,254,736 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2010 | 2009 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts payable and accrued expenses | $ 2,373,345 | $ 1,605,633 |
| Note payable - current | 19,522 | -0- |
| Income taxes payable | 35,399 | 8,069 |
| Total current liabilities | 2,428,266 | 1,613,702 |
| LONG-TERM LIABILITIES | | |
| Note payable – long-term | 5,560 | -0- |
| Deferred income taxes | 33,549 | -0- |
| Subordinated loan – Parent company | 150,000 | 150,000 |
| Total long-term liabilities | 189,109 | 150,000 |
| TOTAL LIABILITIES | 2,617,375 | 1,763,702 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDER'S EQUITY | | |
| Common stock, 200 shares no par value authorized, issued and outstanding | 10,000 | 10,000 |
| Additional paid in capital | 119,028 | 119,028 |
| Retained earnings | 443,981 | 362,006 |
| Total stockholder's equity | 573,009 | 491,034 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 3,190,384 | $ 2,254,736 |

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| REVENUES | | |
| Mutual fund commissions | $ 11,176,169 | $ 11,544,583 |
| Securities commissions | 2,541,630 | 2,387,928 |
| Variable annuities, insurance and other product commission | 5,249,306 | 3,481,688 |
| Fee income | 214,247 | 165,735 |
| Interest and other income | 129 | 26,081 |
| Total revenues | 19,181,481 | 17,606,015 |
| COST OF REVENUES (Supplementary schedule) | 15,631,011 | 14,398,264 |
| GROSS PROFIT | 3,550,470 | 3,207,751 |
| OPERATING EXPENSES | | |
| Rent | 232,172 | 195,195 |
| Administrative payroll and benefits | 1,549,805 | 1,342,825 |
| General and administrative (Supplementary schedule) | 1,569,853 | 1,574,332 |
| Total operating expenses | 3,351,830 | 3,112,352 |
| NET INCOME FROM OPERATIONS | 198,640 | 95,399 |
| INTEREST EXPENSE | (22,813) | (22,813) |
| PROVISION FOR TAXES | (93,852) | (28,511) |
| NET INCOME | $ 81,975 | $ 44,075 |

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND
CHANGES IN LIABILITIES SUBORDINATED TO THE GENERAL CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

| | Common Stock | Additional Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance-March 31, 2008 | $ 10,000 | $ 119,028 | $ 317,931 | $ 446,959 |
| Net income | -0- | -0- | 44,075 | 44,075 |
| Balance-March 31, 2009 | 10,000 | 119,028 | 362,006 | 491,034 |
| Net income | -0- | -0- | 81,975 | 81,975 |
| Balance-March 31, 2010 | $ 10,000 | $ 119,028 | $ 443,981 | $ 573,009 |

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | |
|---|---|
| Balance – March 31, 2009 | $ 150,000 |
| Additional Loans | -0- |
| Balance – March 31, 2010 | $ 150,000 |

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 81,975 | $ 44,075 |
| Adjustments to reconcile net income to net cash provided by operations: | | |
| Depreciation | 34,782 | 28,653 |
| (Increase) decrease in: | | |
| Receivables - | | |
| Clearing broker | (86,340) | 101,495 |
| Accrued commissions | (288,561) | (215,263) |
| Other | 10,771 | (39,895) |
| Prepaid expenses | 19,203 | (31,634) |
| Cash deposited with clearing broker | -0- | (100,000) |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | 767,712 | 103,968 |
| Deferred income taxes | 33,549 | -0- |
| Income taxes payable | 27,330 | (7,539) |
| Net cash provided (used) by operating activities | 600,421 | (116,140) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase furniture and equipment | (54,363) | (29,306) |
| CASH FLOW FROM FINANCING ACTIVITIES | | |
| New borrowing of long term debt | 32,031 | -0- |
| Principal payments on long term debt | (6,949) | -0- |
| Net cash provided by financing activities | 25,082 | -0- |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 571,140 | (145,446) |
| CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR | 503,785 | 649,231 |
| CASH AND CASH EQUIVALENTS – END OF YEAR | $ 1,074,925 | $ 503,785 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | 2010 | 2009 |
|---|---|---|
| INCOME TAXES PAID | | |
| Provision for income taxes per statement of income | $ 93,852 | $ 28,511 |
| Adjustments related to prepaid income taxes | -0- | 158 |
| Adjustments related to deferred income taxes | (33,549) | -0- |
| Adjustments related to income taxes payable | (27,330) | 7,539 |
| TOTAL INCOME TAXES PAID | $ 32,973 | $ 36,208 |
| INTEREST PAID | | |
| Interest paid per statement of income | $ 22,813 | $ 22,813 |

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| COST OF REVENUES | | |
| Independent agent commissions | $ 11,852,923 | $ 10,261,461 |
| Sales and trading salaries | 1,995,650 | 2,438,628 |
| Clearing and execution | 617,243 | 875,983 |
| Fees and regulatory | 440,593 | 353,506 |
| Payroll taxes and benefits | 318,198 | 283,047 |
| Professional liability insurance | 300,999 | 101,410 |
| Retirement plan | 90,793 | 84,229 |
| Customer litigation | 14,612 | -0- |
| Total cost of revenues | $ 15,631,011 | $ 14,398,264 |
| GENERAL AND ADMINISTRATIVE | | |
| Management services | $ 519,903 | $ 495,000 |
| Communication and technology | 386,060 | 318,533 |
| Payroll and data processing | 103,234 | 93,588 |
| Insurance | 85,268 | 127,995 |
| Postage | 75,368 | 79,072 |
| Computer supplies | 69,412 | 61,959 |
| Telephone | 57,290 | 51,903 |
| Professional fees | 45,638 | 25,745 |
| Travel | 44,291 | 54,311 |
| Depreciation | 34,782 | 28,653 |
| Meals and entertainment | 34,268 | 47,259 |
| Utilities | 28,410 | 30,614 |
| Office | 25,725 | 38,426 |
| Other | 19,424 | 77,488 |
| Advertising and promotion | 18,805 | 23,022 |
| Customer statements | 14,428 | 11,791 |
| Equipment rental and repair | 7,547 | 8,973 |
| Total general and administrative | $ 1,569,853 | $ 1,574,332 |

The accompanying notes are an integral part of the financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### CHANGE IN PRESENTATION

The prior year income statement has been changed to conform to the current year presentation. There has been no change to previously reported net income or stockholder's equity.

### NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct). The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company has a deposit with NFS to $ 175,000 pursuant to its clearing agreement.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

### METHOD OF ACCOUNTING

Revenues and related broker expenses are recorded on a trade date basis.

### CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

### ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If, in the future, management determines that amounts may be uncollectible, an allowance will be established and operations will be charged when that determination is made.

### DEPRECIATION

Depreciation is provided by using the straight-line method for book purposes and accelerated rated for income tax purposes over varying useful lives from 3 to 7 years. Depreciation expense totaled $ 34,782 and $ 28,653 for the years ended March 31, 2010 and 2009, respectively.

### USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### COMPENSATED ABSENCES

Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

### INCOME TAXES

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy reflects the application of Statements of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

INCOME TAXES (continued)
The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2010 and 2009 are as follows:

| | 2010 | 2009 |
|---|---|---|
| Current income tax expense | $ 60,303 | $ 28,511 |
| Deferred income tax expense | 33,549 | -0- |
| Total income tax expense | $ 93,852 | $ 28,511 |

The Company does business in most states within the United States and accordingly, pays a minimum tax to each of them.

Deferred income taxes relate to certain items being depreciated at an accelerated rate for income tax purposes and at the straight-line rate for book purposes resulting in a future tax liability.

SUBSEQUENT EVENTS
Subsequent events have been evaluated through May 5, 2010, which is the date the financial statements were available to be issued.

(2) COMMITMENTS

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Schenectady, New York. Both premises are leased under the terms of a non-cancelable operating lease.

| Location | Expiration Date | Base Annual Rent |
|---|---|---|
| Albany, New York | October 31, 2014 | $ 381,868 |
| Schenectady, New York | May 31, 2012 | 3,700 |

Base annual rent does not include contractually billed additional incurred operating expenses. The Company has entered into sub-leasing agreements with other affiliated companies and received $ 177,504 and
$ 203,135 for the years ended March 31, 2010 and 2009, respectively. Rent is shown net of sublease income on the statements of income.

The future aggregate minimum rental payments under all leases are as follows:

| Year Ended March 31, | Amount |
|---|---|
| 2011 | $ 385,568 |
| 2012 | 382,485 |
| 2013 | 381,868 |
| 2014 | 381,868 |
| 2015 | 222,756 |

(3) NOTES PAYABLE

The Company is committed under the terms of 2 capital leases the terms of the capital leases are as follows:

| | 2010 | 2009 |
|---|---|---|
| Dell Financial 36 month zero percent capital lease secured by computer equipment. Matures March, 2012 | $ 11,120 | $ -0- |
| Hewlett Packard 12 month zero percent capital lease secured by computer equipment. Matures February, 2011. | 13,962 | -0- |
| Total notes payable | 25,082 | -0- |
| Less current portion | 19,522 | -0- |
| Total notes payable long-term | $ 5,560 | $ -0- |

The future lease payments under all net operating leases are as follows:

| Year Ended March 31, | Amount |
|---|---|
| 2011 | $ 19,522 |
| 2012 | 5,560 |
| 2013 | -0- |
| 2014 | -0- |
| 2015 | -0- |

(4) RETIREMENT PLAN

In 1998, the Company adopted a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $90,793 and $ 84,299 in 2010 and 2009, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management costs. The total fees charged to the Company amounted to $ 525,000 and $ 495,000 in 2010 and 2009, respectively. The unpaid portion of these costs amounted to $ 25,000 and $ -0- for 2010 and 2009, respectively.

The Company receives reimbursement from two affiliates also owned by its parent company to cover operating costs. Reimbursements received for these costs totaled $ 586,191 and $ 645,939 in 2010 and 2009, respectively. Costs and expenses are shown net of these reimbursements on the statements of income.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Independent registered representatives of PKS elect coverage from this affiliate or another carrier of their own choosing whose coverage meets PKS' adequacy standards. Policy premiums paid to this affiliate by PKS and it's independent registered representatives of approximately $ 469,530 and $ 413,000 were paid in 2010 and 2009, respectively.

(7) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September, 2005, the Company borrowed $ 150,000 from its parent company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordination agreement. Accordingly, the note principal amount is allowed as net capital in the computation described in Note (8).

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the Company to maintain a minimum net capital of $ 250,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

| | 2010 | 2009 |
|---|---|---|
| Computed net capital, including subordinated note | $ 350,119 | $ 287,968 |
| Aggregate indebtedness, excluding subordinated note | 705% | 560% |

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required to be made.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 350,000 for both 2010 and 2009.

(9) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATIONS UNDER COMMODITY EXCHANGE ACT (CEAct)

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2010 and 2009, and have issued our report thereon dated May 5, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission and Regulation 1.17 under CEAct. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum DeAngelus & Associates, P.C.
**SLOCUM DeANGELUS & ASSOCIATES, P.C.**

May 5, 2010
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY FINANCIAL INFORMATION
MARCH 31, 2010 AND 2009

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.17

## NET CAPITAL

| | 2010 | 2009 |
|---|---|---|
| Total stockholder's equity | $ 573,009 | $ 491,034 |
| Add- Liabilities subordinated to claims of creditors | 150,000 | 150,000 |
| Total stockholder's equity | 723,009 | 641,034 |
| Deductions - | | |
| Commissions aged or unallowable | 159,394 | 134,209 |
| Other receivables | 40,490 | 51,261 |
| Security deposits | 16,882 | 16,882 |
| Funds reserved for regulatory fees | 7,346 | 2,864 |
| Prepaid expenses | 12,431 | 31,634 |
| Fixed assets | 124,907 | 105,326 |
| Total deductions | 361,450 | 342,176 |
| Net capital before haircuts on money market accounts | 361,559 | 298,858 |
| Haircuts on money market accounts | 11,440 | 10,890 |
| Net capital | 350,119 | 287,968 |
| Net capital requirement (Based on aggregate indebtedness if greater than $250,000) | 250,000 | 250,000 |
| Excess net capital | $ 100,119 | $ 37,968 |

## AGGREGATE INDEBTEDNESS

| | 2010 | 2009 |
|---|---|---|
| Accounts payable and accrued expenses | $ 2,398,427 | $ 1,605,633 |
| Income tax payable | 68,948 | 8,069 |
| Total aggregate indebtedness | $ 2,467,375 | $ 1,613,702 |
| Ratio of aggregate indebtedness to net capital | 7.05 to 1.00 | 5.60 to 1.00 |

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In planning and performing our audits of the financial statements of Purshe Kaplan Sterling Investments, Inc. (the "Company") for the years ended March 31, 2010 and 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions required by Rule 15c3-3. Our study revealed that Purshe Kaplan Sterling Investments, Inc. was in compliance with the conditions of the exemption and that no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

The management of the Company is responsible for establishing and maintaining an internal control structure and establishing the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (SEC) and the Commodity Futures Trading Commission (CFTC) above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 and 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered futures commission merchants, and should not be used for any other purpose.

Slocum, DeAngelus & Associates, P.C.

**SLOCUM, DeANGELUS & ASSOCIATES, P.C.**

May 5, 2010
Albany, New York

# Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

**Report of Independent Auditors on the Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission**

**March 31, 2010**